CONTACT:
                                        Marianne V. Pastor
                                        (703) 335-7800
                                   FOR IMMEDIATE RELEASE

Williams Industries, Inc. Announces
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Second Quarter 2007 Results;
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Formation of Exploratory Committee
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     Manassas, VA. --- March 8, 2007 --- Williams Industries, Inc.
(NASDAQ - WMSI) today announced a loss of $143,000 or $0.04 per share on revenue of $9,481,000 for the second quarter of Fiscal
2007, which ended January 31, 2007.   This compares to a profit of
$268,000 or $0.07 per share on revenue of $11,149,000 for the
quarter ended January 31, 2006.   However, the quarters are not
directly comparable. During the quarter ended January 31, 2007, the company sold its Wilmington, Delaware property for $1.35 million. This reduced property and equipment by $663,000 and resulted in a recognized gain of $1.1 million.

     For the six months ended January 31, 2007, the company reported a loss of $511,000 or $0.14 per share on revenue of $19,499,000 compared to income of $18,000 or $0.01 per share on revenue of $23,253,000 for the six months ended January 31, 2006. The company's complete quarterly filing is available on the Securities and Exchange Commission's EDGAR system (www.sec.gov).

     Frank E. Williams, III, attributed the company's continued losses to lack of revenue due to a decreased backlog, as well as the
current mix of work, in the company's manufacturing segment.   This
segment's revenues decreased by $1.3 million in the quarter. Gross profit decreased by $951,000 and gross profit percentage decreased
from 32.1% in 2006 to 25% in 2007.   The company's construction
segment also had declines in revenue and gross profit from 2006.

     During its regular meeting on March 7, 2007, the Williams Industries Board of Directors, after reviewing the current and future costs of remaining a public corporation, approved the appointment of a committee of independent directors to explore the possibility of taking the company private. Additional information will be forthcoming as appropriate.

     Williams Industries' fiscal year is from August 1 to July 31. Williams Industries, Inc. is the largest publicly owned specialty construction company in the Mid-Atlantic region. Its subsidiaries provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; crane rental, and heavy and specialized hauling and rigging.

     This release contains forward-looking statements, which are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

     For additional information, please go to the company's web site "www.wmsi.com" and clip on any of the appropriate links or call the company's investor relations' office at (703) 335-7800.


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